# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: SHENGFENG DEVELOPMENT Ltd, CIK 0001863218
CUSIP: G8117B101
Title of class of securities: Class A Ordinary Shares, par value $0.0001 per share
Address of issuer's principal executive offices: Shengfeng Building, No. 478 Fuxin East Road, Jin'an District, Fuzhou, China (F4), 350001
Date of event which requires filing of this statement: 11/05/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002010522

## Reporting persons
- Mid-Castle Development Limited: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Virgin Islands British (D8); sole voting power 0; shared voting power 912,636; sole dispositive power 0; shared dispositive power 912,636; aggregate amount beneficially owned 912,636 (2.2% of the class)
  Comment: Percentage of class is calculated based on 40,617,513 Class A Ordinary Shares outstanding as of February 19, 2026, which information was provided by the Issuer to the Reporting Persons on February 19, 2026.
- Qing Lin: type of reporting person: individual (IN); citizenship or place of organization: China (F4); sole voting power 0; shared voting power 912,636; sole dispositive power 0; shared dispositive power 912,636; aggregate amount beneficially owned 912,636 (2.2% of the class)
  Comment: Line 6 represents 912,636 Class A Ordinary Shares held through Mid-Castle Development Limited, which is 100% owned by Qing Lin, as of February 19, 2026. Percentage of class is calculated based on 40,617,513 Class A Ordinary Shares outstanding as of February 19, 2026, which information was provided by the Issuer to the Reporting Persons on February 19, 2026.

## Item 1. Issuer
Name of issuer: SHENGFENG DEVELOPMENT Ltd
Address of issuer's principal executive offices: Shengfeng Building, No. 478 Fuxin East Road, Jin'an District, Fuzhou City, Fujian Province, People's Republic of China, 350001

## Item 2. Person Filing
Name of person filing:
(i) Mid-Castle Development Limited
(ii) Qing Lin
Address of principal business office or, if none, residence:
(i) Mid-Castle Development Limited
4th Floor, Water's Edge Building, Meridian Plaza, Road Town, Tortola, VG1110, British Virgin Islands

(ii) Qing Lin
4th Floor, Water's Edge Building, Meridian Plaza, Road Town, Tortola, VG1110, British Virgin Islands
Citizenship:
(i) Mid-Castle Development Limited
British Virgin Islands

(ii) Qing Lin
China

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The information requested in these paragraphs is incorporated herein by reference to the cover pages to this Schedule 13G.
Percent of class: The information requested in these paragraphs is incorporated herein by reference to the cover pages to this Schedule 13G.
Sole power to vote or to direct the vote: The information requested in these paragraphs is incorporated herein by reference to the cover pages to this Schedule 13G.
Shared power to vote or to direct the vote: The information requested in these paragraphs is incorporated herein by reference to the cover pages to this Schedule 13G.
Sole power to dispose or to direct the disposition: The information requested in these paragraphs is incorporated herein by reference to the cover pages to this Schedule 13G.
Shared power to dispose or to direct the disposition: The information requested in these paragraphs is incorporated herein by reference to the cover pages to this Schedule 13G.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
99.1 Joint Filing Agreement

## Signatures
- Mid-Castle Development Limited: /s/ Qing Lin, Qing Lin/Director (02/19/2026)
- Qing Lin: /s/ Qing Lin, Qing Lin (02/19/2026)